July 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention: Anuja Majmudar and Daniel Morris

Re: Comment Letter dated June 18, 2024
Regarding Surf Air Mobility Inc.

Registration Statement on Form S-1

Filed June 4, 2024

File No. 333-279929

Dear Ms. Majmudar and Mr. Morris:

Surf Air Mobility Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-1 (File No. 333-279929) filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2024. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) with the Commission today.

Form S-1 Filed June 4, 2024

Risk Factors, page 8

1.
We note you have incorporated your risk factor disclosure from your 2023 Form 10-K which includes a general risk factor regarding compliance with the continued listing standards of the NYSE. Please revise this section to address the risks associated with failing to meet the New York Stock Exchange continued listing standards. To provide context, discuss (i) the May 20, 2024 notice from the NYSE stating that the Company is no longer in compliance with the NYSE continued listing standards due to the fact that the Company’s average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its stockholders’ equity was less than $50 million and (ii) the April 2, 2024 notice stating that the average closing price of the Company’s common stock was less than $1.00 over a consecutive 30 trading-day period and that failure to regain compliance with these standards may result in the delisting of your securities.

Response:

We note the Staff’s comment, and in response thereto, have revised the risk factor disclosure on pages 10 and 11 of the Amendment to include the additional discussion requested by the Staff regarding the New York Stock Exchange continued listing standards.

Plan of Distribution, page 26

2.
We note your disclosure on page 26 that your selling stockholders may sell their securities using various methods, including any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 29 of the Amendment to cover underwritten offerings in the Plan of Distribution.

General

3.
Please revise your prospectus to disclose the following information with respect to the Share Subscription Facility by and among the company and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited:
•
the material terms of the agreement, including the material conditions under which the company may access the funds available under it and the full discounted price (or formula for determining it) at which GEM will receive the shares.
•
the material risks of an investment in the company and in the offering, including:
o
the dilutive effect of the formula or pricing mechanism on the company’s share price;
o
the possibility that the company may not have access to the full amount available to it under the agreement; and
o
whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price.
•
the material market activities of GEM, including:
o
any short selling of the company’s securities or other hedging activities that GEM may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
o
how GEM intends to distribute the securities it owns or will acquire.
•
how the provisions of Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the company’s securities from:

2

o
engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the agreement is in effect; and
o
purchasing shares in the open market while the agreement is in effect.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages 5, 6, 9 and 10 of the Amendment to include the requested information with respect to the Share Subscription Facility.

4.
Please file the Share Subscription Facility dated as of February 8, 2023 and any amendments as exhibit(s) to your registration statement.

Response:

We have included the Share Subscription Facility dated as of February 8, 2023 as Exhibits 10.45 and 10.46 to the Amendment.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (214) 755-3507 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

Surf Air Mobility Inc.

By: /s/ Deanna White

Name: Deanna White
Title: Interim Chief Executive Officer

Cc: Peter Wardle, Partner, Gibson, Dunn & Crutcher LLP